Exhibit 12.1
Ratio of Earnings to Fixed Charges
We present below our ratio of earnings to fixed charges, which is computed by dividing earnings, which is the sum of profit (loss) before income taxes and fixed charges, by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and an appropriate portion of rentals representative of the interest factor.

	Six Months Ended		Year Ended December 31,
	June 30, 2011	June 30, 2010	2010	2009	2008	2007	2006
	(Dollars in millions)
Profit (Loss) Before Income Taxes	$11,533	$32,006	$70,766	$34,813	($36,043)	$127,394	$80,450
Add Fixed Charges:
Interest Expense(1)	18,443	11,690	25,914	21,050	38,998	56,643	62,867
Amortization of Debt Issuance Costs	571	391	643	1,164	1,227	1,218	352
Appropriate Portion of Rentals Representative of the Interest Factor(2)	8,115	8,373	16,793	16,853	15,687	11,036	11,090
Total Fixed Charges	27,129	20,454	43,450	39,067	55,912	68,897	74,309
Earnings	38,662	52,460	114,116	73,880	19,869	196,291	154,759

Ratio of Earnings to Fixed Charges(3)	1.4	2.6	2.6	1.9	—	2.8	2.1

(1)	Includes interest expenses on short-term borrowings including bank call loans, securities lending, and repurchase agreements which generally have a corresponding asset that generates interest income that substantially offsets or exceeds the aforementioned interest expense.

(2)	The percent of rent included in the computation is a reasonable approximation of the interest factor.

(3)	Due to the Company’s pre-tax loss in the year ended December 31, 2008 the ratio coverage was less than 1:1 in this period. The Company would have needed to generate additional earnings of $36 million to achieve a coverage of 1:1.